
Mail Stop 7010

April 17, 2008

LEAF Asset Management, LLC
Attention: Crit DeMent, Chairman and CEO
One Commerce Square
2005 Market Street, Suite 1500
Philadelphia, PA 19103

Re: LEAF Equipment Finance Fund 4, L.P.
Registration Statement on Form S-1
Filed March 24, 2008
File No. 333-149881

Dear Mr. DeMent:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include a glossary in your prospectus. Please see Part 13 of Industry Guide 5.

2.   We note that you have provided us with some sales literature. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Please note that we will issue any comments on your sales literature under separate cover.

Registration Statement Cover Page

3.   Please add the check-the-box disclosure concerning whether the registrant is a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company required by Form S-1.

Cover Page of Prospectus

4.   We note that you have set forth in the centered text at the top of the cover page the minimum amount that an investor must purchase to participate in the offering. Please delete this disclosure and replace it with the minimum aggregate amount of the offering. Please see Section II(A)(3)(a) of Securities Act Release No. 33-6900 (June 25, 1991).

5.   Please highlight by prominent type or in another manner the sentence in which you provide a cross-reference to the risk factors section. Please see Item 501(b)(5) of Regulation S-K.

6.   Please add disclosure concerning the tax risks associated with the securities you are offering. Please see Part 1(D) of Industry Guide 5.

7.   In the first bullet point risk factor, please clarify investors will receive a return of capital and not a return *on* capital.

8.   Please clarify whether your general partner and its affiliates' purchases will be made at the same per unit price as the public investors.

Outside Back Cover Page of Prospectus

9.   Please add the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.

Summary of the Offering, page 1

10.   Please identify by name the persons who will be making investment decisions for you and provide contact information for them. Please see Part 3(A)(i) of Industry Guide 5.

11.   Please describe the depreciation method that you will use for the equipment. Please see Part 3(A)(vi) of Industry Guide 5.

12.   Please include a cross-reference to the glossary to be included in your amended filing. Please see Part 3(A)(viii) of Industry Guide 5.

13.   Please explain what you mean by the term "leverage." Please see Section II(A)(1) of Securities Act Release No. 33-6900 (June 25, 1991).

14.   In the tax discussion in the summary and risk factors, please state that counsel has opined that you will be treated as a partnership and identify counsel.

Use of Proceeds, page 22

15.   Please move this section so that it appears immediately after the summary of the offering section and before the risk factors section. Please see Part 3(B) of Industry Guide 5.

16.   Please clarify what you mean by the last sentence in the introductory paragraph to the use of proceeds section in which you state that "[f]or purposes of the following tables we have assumed that we will use leverage of 80%." Please see Section II(A)(1) of Securities Act Release No. 33-6900 (June 25, 1991).

17.   Please add a row at the bottom of the use of proceeds tables to show the net proceeds available for acquisitions on both a dollar basis and a percentage basis. Please see Section II(B)(3)(a) of Securities Act Release No. 33-6900 (June 25, 1991).

Management Compensation, page 24

18.   We note that your general partner and its affiliates may purchase units at a 7% discount. Please tell us why you have not included the bar chart and related disclosure contemplated by Part 4(D) of Industry Guide 5 in either the management compensation or plan of distribution sections of the prospectus.

Conflicts of Interest and Fiduciary Responsibilities, page 32

Fiduciary Duty of our General Partner, page 37

19.   Please add a statement to your discussion of the fiduciary obligations of your general partner to your limited partners indicating that such obligations are a rapidly developing and changing area of the law and that limited partners who have questions concerning the duties of the general partner should consult with their legal counsel. Please see Part 6(A) of Industry Guide 5.

Other Programs Managed by our General Partner or its Affiliates, page 43

20.   Please add a narrative summary in the form and of the scope contemplated by Part 8(A) of Industry Guide 5.

Reports to Limited Partners, page 87

21.   Please tell us why the annual and quarterly reports will be provided within 120 and 60 days, respectively, of the end of applicable periods rather than within 90 and 45 days. Please see Part 15 of Industry Guide 5.

Part II

Undertakings, page II-2

22.	Please tell us why you have not provided all of the undertakings required by the first undertakings paragraph in Part 20(D) of Industry Guide 5.

Signatures, page II-5

23.	Please indicate which of your officers is signing the registration statement as your principal executive officer and your principal financial officer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Rocha at (202) 551-3854 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Jennifer Hardy at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Wallace W. Kunzman, Jr., Esq. (Via Facsimile 405-942-3527)